

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

Mr. Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

> **Re: Euroseas Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 2, 2015**
> **File No. 333-205468**

Dear Mr. Pittas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose the principal amount of securities being offered and any other information that may not be omitted pursuant to Rule 430A of the Securities Act in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Use of Proceeds, page 25

2. Please specify, if known, for which vessels currently under construction you intend to use the proceeds from this offering and how much of the proceeds you intend to use for each such vessel. If not known, please revise to clarify that fact.

Certain Material U.S. Income Tax Considerations, page 70

3. Please confirm that you intend to file a tax opinion prior to effectiveness related to the tax consequences discussed on pages 70-72 in accordance with Item 601(b)(8) of Regulation S-K or tell us why this is not necessary. For guidance, please refer to Section III.A.2 of Staff Legal Bulletin No. 19. In this regard we note that the prospectus does not present the disclosure beginning on page 70 as the opinion of counsel and the opinion filed as Exhibit 8.1 does not refer to the appropriate sections in the prospectus.

Exhibits

4. Please file signed and dated legality and tax opinions prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Lawrence Rutkowski, Esq.